EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PerkinElmer, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Fiscal Year Ended
	January 1, 2012	January 2, 2011	January 3, 2010	December 28, 2008	December 30, 2007
		(As adjusted)
	(In thousands, except for ratio)
Fixed charges:
Interest expense and amortization of debt premiums and discounts on all indebtedness	$23,310	$15,393	$15,765	$23,625	$14,772
Interest on rental expense	9,820	9,360	7,240	7,300	6,200
Total fixed charges	33,130	24,753	23,005	30,925	20,972
Earnings:
Income from continuing operations before income taxes	64,354	165,951	100,159	31,843	117,619
Earnings available to cover fixed charges	$97,484	$190,704	$123,164	$62,768	$138,591
Ratio of earnings to fixed charges	2.9	7.7	5.4	2.0	6.6
Deficiency in earnings required to cover fixed charges	$—	$—	$—	$—	$—